Exhibit 12.1

Tri‑State Generation and Transmission Association, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Computation of Ratio of Earnings to Fixed Charges
Net Margins	$31,748	$53,413	$64,236	$72,912	$52,795
Less income from equity investees	—	—	—	—	—
Adjusted net margin	$31,748	$53,413	$64,236	$72,912	$52,795

Interest expense	$156,554	$154,746	$155,546	$161,754	166,636
Less: interest capitalized during period	(13,560)	(13,909)	(14,330)	(12,857)	(15,238)
Amortization of deferred debt expense	1,883	1,733	1,141	566	507
Interest portion of rental expense	—	—	—	—	—
Earnings	$176,625	$195,983	$206,593	$222,375	$204,700

Interest expense	$156,554	$154,746	$155,546	$161,754	$166,636
Amortization of deferred debt expense	1,883	1,733	1,141	566	507
Interest portion of rental expense	—	—	—	—	—
Fixed Charges	$158,437	$156,479	$156,687	$162,320	$167,143

Ratio of Earnings to Fixed Charges	1.11	1.25	1.32	1.37	1.22